Exhibit 99.(a)(5)(K)

EFiled: Sep 21 2015 06:08PM EDT Transaction ID 57840713 Case No. 11529-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

KRISHNA MADA, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
ZULILY, INC., DARRELL CAVENS,	)
MARK VADON, W. ERIC CARLBORG,	)
JOHN GESCHKE, MIKE GUPTA,	)
YOUNGME MOON, MICHAEL POTTER,	)
SPENCER RASCOFF, LIBERTY	)
INTERACTIVE CORPORATION,	)
MOCHA MERGER SUB, INC., and ZIGGY	)
MERGER SUB, LLC., GOLDMAN,	)
SACHS & CO.	)
)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Krishna Mada (“Plaintiff”), on behalf of himself and all others similarly situated, by and through the undersigned counsel, alleges the following upon information and belief, including the investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

SUMMARY OF THE ACTION

1.                                      This is a stockholder class action brought by Plaintiff on behalf of himself and all other similarly situated public stockholders of Zulily, Inc. (“Zulily” or the “Company”) against the Company’s Board of Directors (the “Board” or the

“Individual Defendants”) and controlling stockholders, Mark Vadon (“Vadon”) and Darrell Cavens (“Cavens”) (collectively, the “Controlling Stockholders”), for breaches of fiduciary duties, and against Liberty Interactive Corporation (“Liberty”), Liberty’s affiliates, Mocha Merger Sub, Inc. (“Merger Sub 1”) and Ziggy Merger Sub, LLC (“Merger Sub 2”), and Goldman, Sachs & Co. (“Goldman Sachs”) for aiding and abetting such breaches of fiduciary duties.

2.                                      On August 17, 2015, the Company announced that it had entered into a definitive Agreement and Plan of Reorganization with Liberty, dated August 16, 2015 (the “Merger Agreement”), pursuant to which Liberty will acquire Zulily in a mixed cash and stock transaction valued at approximately $2.4 billion (the “Proposed Transaction”). Under the terms of the Merger Agreement, Liberty commenced a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Company common stock in exchange for $9.375 in cash and 0.3098 of a newly issued share of Liberty for each share of Zulily owned (the “Merger Consideration”).

3.                                      The Merger Consideration represented a total monetary value of $18.75 per share based on Liberty’s August 14, 2015 closing price. Since that time, however, Liberty’s stock price has dropped and the Merger Consideration was worth as low as $17.56 per share on August 24, 2015. Following the completion of the Proposed Transaction, Zulily will operate independently as the wholly-owned subsidiary of Liberty, with Zulily’s entire management team, including Chief Executive Officer (“CEO”) Cavens, continuing on in their respective positions and Vadon serving as a member of Liberty’s Board of Directors. The Tender Offer is scheduled to expire at midnight, Eastern Time, on September 29, 2015, and the Proposed Transaction is expected to close by the fourth quarter of 2015.

4.                                      The Proposed Transaction was orchestrated by the Company’s controlling, majority stockholders: Vadon, the Company’s Chairman of the Board, and Cavens, the Company’s President and CEO and a Board member, which collectively beneficially own shares representing approximately 88.5% of the voting power of the outstanding stock. As disclosed in the Company’s most recent quarterly report, filed with the United States Securities and Exchange Commission (“SEC”) on August 6, 2015:

Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share. Given the greater number of votes per share attributed to our Class B common stock, the holders of Class B common stock collectively will continue to be able to control a majority of the voting power even if their stock holdings represent as few as approximately 9.1% of the outstanding number of shares of our common stock. As of June 28, 2015, our chairman of the board of directors, Mark Vadon, and our president and chief executive officer, Darrell Cavens, collectively, beneficially own shares representing approximately 88.5% of the voting power of our outstanding capital stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future and may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or may not be aligned with your interests.

For example, these stockholders will be able to control elections of directors, amendments of our certificate of incorporation or bylaws, increases to the number of shares available for issuance under our equity compensation plans or adoption of new equity compensation plans and approval of any merger or sale of assets for the foreseeable future. This control may adversely affect the market price of our Class A common stock.

(Emphasis added).

5.                                      Vadon and Cavens, who co-founded the Company, have acted as one cohesive control group to ensure the sale of the Company to Liberty. In connection with the Proposed Transaction, the Controlling Stockholders entered into a tender and support agreement (the “Tender Agreement”), pursuant to which they have agreed to tender their shares in favor of the Proposed Transaction. As such, the Proposed Transaction, which was not conditioned on a majority-of-the-minority tender condition, is a fiat accompli. The Tender Agreement, moreover, requires that Vadon and Cavens tender at least 34.99% of their shares in favor of the Proposed Transaction if there is an “Adverse Recommendation Change,” as defined in the Merger Agreement. Thus, even if the Board recommends against the Proposed Transaction, 35% of the Company’s stock is irrevocably locked up in support of the Proposed Transaction, which acts as a substantial deterrent against other bidders that may be willing to submit a topping bid.

6.                                      Vadon and Cavens, not surprisingly, are receiving benefits in connection with the Proposed Transaction that are not equally shared with the

Company’s minority stockholders. In particular, Cavens entered into an employment agreement with Liberty that provides that Cavens will serve as CEO and Executive Vice President of the Company for an initial term of three years, with the term automatically renewing for additional 12-month periods unless terminated sooner, a base salary of $600,000, a target bonus of 60% of base salary, and an initial long-term incentive grants with a value of $930,000. Vadon will join the Board of Directors of Liberty, which is a much larger company than Zulily, following the consummation of the Proposed Transaction.

7.                                      Further, the Controlling Stockholders are receiving an additional benefit that motivated their decision to sell the Company to Liberty: liquidity. As a result of the Proposed Transaction, the Controlling Stockholders will be able to liquidate hundreds of millions of dollars’ worth of Company stock. Additionally, the Merger Agreement provides that all vested and unvested stock options and restricted stock units (together, “Equity Awards”) outstanding under the Company’s equity plans will be converted into the right to receive cash and/or stock in Liberty, based on a formula set forth in the Merger Agreement. This accelerated vesting will result in lucrative payouts to the Company’s directors and executives, especially the Controlling Stockholders.

8.                                      Notwithstanding the Controlling Stockholders’ interests in the Proposed Transaction, the Board failed to condition the Proposed Transaction on a majority-of-the-minority vote condition. Further, although a “Transaction Committee” was created, that committee was illusory and wholly ineffective, as it was given very limited power to recommend for or against a transaction, it was not empowered to say “no” to a transaction, and it was beholden to, and manipulated by, the Controlling Stockholders.

9.                                      Given the fact that the Controlling Stockholders own 88.5% of the voting power of the Company’s outstanding stock and are receiving benefits as a result of the Proposed Transaction that are not equally shared with the Company’s minority stockholders, defendants must demonstrate that the Proposed Transaction was entirely fair as to process and price. Defendants, however, cannot satisfy this demanding standard.

10.                               The process that led up to the execution of the Merger Agreement was unfair and deeply flawed. Early in the process, Liberty indicated that it was interested in acquiring the Company and retaining Company management, including Vadon and Cavens. This employment overture ensured that the Controlling Stockholders would support and push for a deal with Liberty (and only Liberty). In connection with the Proposed Transaction, Cavens, Bob Spieth (“Spieth”), the Chief Operating Officer of the Company, and Lori Twomey (“Twomey”), the Chief Merchant of the Company, have entered into employment agreements with Liberty and will continue to serve as members of management in the combined company. Further, Vadon will serve as a board member of Liberty.

11.                               In response to Liberty’s overtures, the Board created a toothless Transaction Committee that was not empowered to, among other things, veto transactions. Throughout the “negotiation” process, the Transaction Committee acted as a passive instrumentality to the Controlling Stockholders and Liberty. The Controlling Stockholders negotiated directly with Liberty with little oversight by the Transaction Committee, which simply acted as a rubber stamp to the Controlling Stockholders.

12.                               As evidence of the Transaction Committee’s beholdeness to the Controlling Stockholders, during the sales process, the Company created financial projections for years 2015 through 2020, which the Transaction Committee approved. Shortly thereafter, however, Company management and the Controlling Stockholders revised those projections downward in a blatant attempt to make the Merger Consideration appear fair, notwithstanding the fact that the Company’s financials had not materially changed. Rather than put its foot down, the Transaction Committee, in bad faith, closed its eyes and allowed the Controlling Stockholders and Liberty to manipulate the Company’s forecasts to justify the fairness of the Proposed Transaction.

13.                               Moreover, rather than attempt to maximize stockholder value by conducting an open auction, for example, the Transaction Committee entered into an exclusivity agreement with Liberty that prevented the Company from soliciting or speaking with other potentially interested parties that expressed interest in doing a deal with the Company. The Transaction Committee, moreover, failed to negotiate for a go-shop period and, instead, agreed to a no-solicitation clause in the Merger Agreement and other preclusive deal protection devices that are currently preventing other bidders from making superior proposals to acquire the Company.

14.                               Further, the Transaction Committee failed to attempt to negotiate for a stock collar floor to protect the Company’s minority stockholders from a foreseeable drop in Liberty’s stock price following the announcement of the Proposed Transaction. Now, stockholders are set to receive less compensation for their shares than was originally agreed to on August 16, 2015. Specifically, Company stockholders were set to receive $18.75 per share in cash and stock at the time the Merger Agreement was entered into. Since the announcement of the Proposed Transaction, however, Liberty’s stock price has dropped. As of September 1, 2015, for example, Zulily’s stockholders were entitled to only $17.62 per share, a price reduction of $1.13 per share, or a 6% drop.

15.                               Further, as noted, the Transaction Committee failed to negotiate for a majority-of-the-minority vote provision to protect the Company’s minority stockholders. Thus, the Proposed Transaction will be approved without their say. In sum, the Transaction Committee failed to act in good faith in approving the Proposed Transaction, which is entirely unfair to the Company’s minority stockholders.

16.                               Compounding the unfairness of the Proposed Transaction, Defendants issued materially incomplete and misleading disclosures in the Solicitation/Recommendation Statement (the “14D-9”) filed with the SEC on September 1, 2015. As discussed herein, the 14D-9 fails to provide material information to the Company’s stockholders, in bad faith breach of the defendants’ duty of candor.

17.                               The Proposed Transaction is also entirely unfair as it relates to price. As an initial matter, the Company’s financial advisor in connection with the Proposed Transaction, Goldman Sachs, knowingly and improperly relied upon the revised financial projections, which were reduced downward by management in material respects, to perform its valuation analyses. Thus, Goldman Sachs’ analyses are inherently unreliable and the Board could not justifiably rely upon them to approve the Proposed Transaction.

18.                               Notably, the Board, and not the Transaction Committee, determined to retain Goldman Sachs, despite Goldman Sachs’ significant conflicts of interest. In particular, Goldman Sachs has provided twelve significant financial advisory services for Liberty and its affiliates in the past two years alone, although the 14D-9 fails to disclose the amount of compensation Goldman Sachs has earned from Liberty in connection with those services. Further, in connection with the Proposed Transaction, Goldman Sachs is set to receive a transaction fee of approximately $26 million from Zulily, all of which is contingent upon the consummation of the Proposed Transaction. Thus, Goldman Sachs was incentivized to opine that the Merger Consideration was fair, both to ensure that it would receive its substantial transaction fee from the Company and to ensure that Liberty would continue to engage Goldman Sachs for future lucrative advisory services. As such, Goldman Sachs’ interests are more aligned with Liberty rather than Zulily and its public stockholders.

19.                          The Proposed Transaction undervalues Zulily. The Merger Consideration is about 75% under February 2014’s record high and significantly less than the $22.00 initial public offering (“IPO”) price of November 2013.

20.                          Not surprisingly, the combination baffled some analysts. For example, the Proposed Transaction comes on the heels of a recent research note by Oppenheimer & Co., Inc. (“Oppenheimer”) emphasizing the Company’s near-term potential:

With a near-term focus on reducing shipping times and improving the consistency of inventory availability though new fulfillment centers, we believe ZU is well-positioned to benefit from the secular shift to online and mobile commerce.

21.                               More specifically, given the overall strength of the Company and its poise for future success, Liberty will acquire Zulily at an unreasonably low price if the Proposed Transaction is permitted to close. Prior to the announcement of the Proposed Transaction, the Company reported highly positive financial results. On August 6, 2015, Zulily released its earnings results for the second quarter of 2015, reporting strong quarterly earnings. The Company reported gross profits of $92.5 million, representing a 14% increase year-over-year. Additionally, Zulily reported that gross margins increased to 31.1%, representing an increase of 270 basis points year-over year.

22.                               The Merger Consideration is all the more inadequate in light of the significant synergies Liberty will receive by virtue of the Proposed Transaction. While Zulily will be run independently, Liberty believes it can realize about $10 billion in combined annual revenue and 230 million products shipped globally to 19 million customers in 85 countries with the addition of Zulily under the Liberty umbrella. In addition, the deal will help broaden the online presence and generational reach of QVC, Inc. (“QVC”), the wholly-owned subsidiary and home shopping network run by Liberty. There is currently little overlap between Zulily and QVC customers: most Zulily shoppers are mothers aged between 25 and 45, while QVC’s audience is primarily in the 35 to 65 age group. With Zulily, therefore, QVC can target younger “millennial moms and the digital-only generation,” according to a Liberty statement.

23.                               In pursuing the Proposed Transaction and agreeing to the inadequate Merger Consideration offered by Liberty, each defendant has violated applicable law by directly breaching and/or aiding and abetting breaches of fiduciary duties of loyalty, good faith, and due care owed to Plaintiff and the putative class of Zulily stockholders.

24.                               Accordingly, and for the reasons set forth in detail herein, Plaintiff seeks to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties.

THE PARTIES

25.                               Plaintiff is, and at all times relevant hereto has been, a stockholder of the Company.

26.                               Defendant Zulily is a corporation organized and existing under the laws of Delaware, with principal executive offices located at 2601 Elliot Avenue, Seattle, Washington 98121. The Company provides merchandise primarily to women purchasing for their children, themselves, and their homes. Its merchandise includes men’s, women’s, and children’s apparel, accessories, and shoes; children’s merchandise, such as infant gear, sports equipment, toys, and books; and other merchandise comprising kitchen accessories, home décor, entertainment, electronics, pet accessories, and health and beauty products. The Company offers its products through a flash sales model using its desktop and mobile websites, and mobile applications. Zulily is sold under the ticker symbol “ZU.”

27.                               Defendant Cavens has been the President, CEO, and member of the Board since October 2009. Cavens owns 21,015,781 shares of Zulily Class A and Class B stock and will be entitled to over $394 million ($197 million of which is in cash) for his shares alone if the Proposed Transaction is completed. In connection with the Proposed Transaction, Cavens entered into an employment agreement with Liberty that provides for an initial term of three years, with the term automatically renewing for additional 12-month periods unless terminated sooner, a base salary of $600,000, a target bonus of 60% of base salary, and an initial longterm incentive grants with a value of $930,000.

28.                               Defendant Vadon has been the Chairman of the Board since October 2009. Vadon owns 34,567,895 shares of Zulily Class A and Class B stock and will be entitled to over $648 million ($324 million of which is in cash) for his shares alone if the Proposed Transaction is completed. Vadon will join Liberty’s Board of Directors following the consummation of the Proposed Transaction.

29.                               Defendant W. Eric Carlborg (“Carlborg”) has been a member of the Board since October 2011. Carlborg is also the Chairman of the Audit Committee.

Carlborg served as Chair of the Transaction Committee and was beholden to the Controlling Stockholders at all relevant times hereto.

30.                               Defendant John Geschke (“Geschke”) has been a member of the Board since February 21, 2014. Geschke is also the Chairman of the Nominating & Corporate Governance Committee. Geschke served as a member of the Transaction Committee and was beholden to the Controlling Stockholders at all relevant times hereto.

31.                               Defendant Michael Gupta (“Gupta”) has been a member of the Board since January 21, 2015. Gupta is also a member of the Audit Committee and the Compensation Committee. Gupta served as a member of the Transaction Committee and was beholden to the Controlling Stockholders at all relevant times hereto.

32.                               Defendant Youngme Moon (“Moon”) has been a member of the Board since July 2013. Moon is also a member of the Audit Committee and the Nominating & Corporate Governance Committee.

33.                               Defendant Michael Potter (“Potter”) has been a member of the Board since March 2011. Potter is also a member of the Compensation Committee and the Nominating & Corporate Governance Committee. Potter was previously the Company’s Chief Operating Officer from October 2011 to March 2012.

34.                               Defendant Spencer Rascoff (“Rascoff”) has been a member of the Board since June 2013. Rascoff is also the Chairman of the Compensation Committee. Rascoff has significant ties to Gregory Maffei (“Maffei”), President and CEO of Liberty. Specifically, Rascoff is CEO and a member of the board of directors of Zillow, Inc., where Maffei serves as a Board member. Further, Rascoff serves on the board of directors of TripAdvisor, Inc., where Maffei serves as Chairman and has a significant voting stake. In light of these relationships with Liberty and Maffei, Rascoff recused himself from discussions and the vote on the Proposed Transaction.

35.                               The defendants identified in paragraphs 27 through 34 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Zulily, the Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Zulily.

36.                               Each of the Individual Defendants at all relevant times had the power to control and direct Zulily to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of Plaintiff and all Zulily stockholders.

37.                               Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to Plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

38.                               Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated and are continuing to violate the fiduciary duties they owe to Plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

39.                               Defendant Liberty is a corporation organized and existing under the laws of Delaware, with principal executive offices located at 12300 Liberty Boulevard, Englewood, Colorado 80112. Liberty operates and owns interests in a broad range of digital commerce businesses. Those businesses are currently attributed to two tracking stock groups: the QVC Group and the Liberty Ventures Group. The businesses and assets attributed to the QVC Group (Nasdaq: QVCA, QVCB) consist of Liberty Interactive’s subsidiary, QVC, and its interest in HSN, Inc., and the businesses and assets attributed to the Liberty Ventures Group (Nasdaq: LVNTA, LVNTB) consist of all of Liberty Interactive Corporation’s businesses and assets other than those attributed to the QVC Group, including its interest in Expedia, Interval Leisure Group and FTD, its subsidiaries Bodybuilding.com, CommerceHub, LMC Right Start and Evite, and minority interests in Time Warner, Time Warner Cable, and Lending Tree.

40.                               Defendant Merger Sub 1 is a Delaware corporation and a direct, wholly owned subsidiary of Merger Sub 2.

41.                               Defendant Merger Sub 2 is a Delaware limited liability company and a direct, wholly owned subsidiary of Liberty.

42.                               Defendant Goldman Sachs is an investment bank that Zulily retained to provide financial advice in connection with the sale of the Company to Liberty and, ultimately, opine on the fairness of the Proposed Transaction to Zulily stockholders. Goldman Sachs provided substantial services to Liberty in the past and, if the Proposed Transaction is consummated, will receive a $26 million transaction fee from Zulily.

CLASS ACTION ALLEGATIONS

43.                               Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the stockholders of Zulily common stock (the “Class”). The Class specifically excludes defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the defendants.

44.                               This action is properly maintainable as a class action because:

(a) The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of the close of business on August 14, 2015, there were (i) 67,702,546 shares of Class A Common Stock outstanding; and (ii) 56,268,788 shares of Class B Common Stock issued and outstanding. The actual number of public stockholders of Zulily can be ascertained through discovery;

(b)                                 There are questions of law and fact that are common to the Class, including, inter alia, the following:

i.                                whether the Individual Defendants and the Controlling Stockholders have breached their fiduciary duties of loyalty and/or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii.                             whether the Individual Defendants have breached their fiduciary duty to maximize value under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

iii.                          whether Goldman Sachs, Zulily, Liberty, Merger Sub 1, and Merger Sub 2 have aided and abetted the Individual Defendants’ breaches of fiduciary duty to the Plaintiff and the Class; and

iv.                         whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

(c)                                  Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

(d)                                 Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e)                                  The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(f)                                   Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Company Background and its Poise for Growth

45.                               Zulily was founded by defendant Cavens in 2009 with the Company’s Chairman, defendant Vadon, and subsequently went public in November 2013. Since going public at $22.00 per share, the business has grown steadily to become a global internet retailer, marketing itself as a daily deal site for mothers. In particular, the Company operates daily flash sales with 4,500 products such as children’s and women’s apparel and kitchen accessories, according to its prospectus. Sales more than doubled in the first nine months following its IPO, to $439 million. Additionally, the stock price immediately jumped 71% following the day of its IPO, reaching triple the IPO price by March of 2014.

46.                               Much of the Company’s success may be attributed to its daily flash sales model, which became particularly attractive to young shoppers following the 2008 financial crisis. As a result, the Company flourished financially the year following its October 2013 IPO. On February 24, 2014, the Company announced fourth quarter and full year 2013 financial results, reporting incredible growth. Specifically, the Company reported fourth quarter net sales had increased to $257.0 million, up 100% year over year; full year net sales increased to $695.7 million, up 110% year over year; fourth quarter adjusted EBITDA increased to $17.8 million, up 277% year over year; full year adjusted EBITDA increased to $27.0 million, compared to a loss of $(5.9) million in the prior year; fourth quarter net income increased to $12.8 million, up 293% year over year; and full year net income increased to $12.9 million compared to a net loss of $(10.3) million in the prior year.

47.                               Defendant Cavens lauded the results:

We’re excited to close out a great year with a strong quarter and increasing profitability. The full year generated 110% year on year revenue growth. As I look forward to 2014 and beyond, I see an opportunity for us to change the way people shop. It’s clear to me that our team’s continued obsession with offering amazing products at a great value is driving tremendous performance for the company and excitement for our customers. We’ll continue to aggressively invest in fulfillment, technology and people to maximize the long-term potential of our business.

48.                               The rampant success of 2013 continued into the 2014 fiscal year when, on May 6, 2014, the Company reported that quarterly net sales had increased to $237.9 million, up 87% year over year for the first quarter of 2014. Non-GAAP adjusted EBITDA for the first quarter 2014 increased $2.6 million, up 481% year over year, while non-GAAP free cash flow increased $1.6 million, up 172% year over year.

49.                               Defendant Cavens commented on the results:

This year has started off with strong revenue and active customer growth. These results highlight that our team’s efforts to deliver a diverse offering of new products every day at a great value resonates with our customers. We remain obsessed about changing the way people shop by giving them an experience they can’t find elsewhere.

50.                               The Company continued on its upward path in the second quarter of 2014, as Zulily announced on August 6, 2014 financial results for the quarter ending June 29, 2014. For this quarter, the Company reported that net sales had increased $285.0 million, up 97% year over year. Non-GAAP adjusted EBITDA for the second quarter 2014 increased to $14.4 million, up 106% year over year, while non-GAAP diluted net income per share was $0.09 compared to non-GAAP diluted net income per share of $0.05 for the second quarter 2013.

51.                               The third quarter of 2014 was equally as successful. Third quarter 2014 net sales increased to $285.8 million, up 72% year over year. Non-GAAP adjusted EBITDA for the third quarter 2014 increased to $6.4 million, up 257% year over year, while non-GAAP diluted net income per share was $0.02 compared to non-GAAP diluted net income per share of $0.0 for the third quarter 2013.

52.                               Defendant Cavens again commented positively on the results:

This was a strong quarter where we hit several key milestones — the business reached a billion dollars in revenue on a trailing 12 month basis and the majority of our North American orders now come from mobile. We’ve grown adjusted EBITDA and free cash flow while making upgrades to our technology and infrastructure for scale. Our obsession with offering up great products every day at a great value continues to resonate with our customers, and I’m excited about what more we can achieve in the years ahead.

53.                               The Company closed 2014 with excellent year end results. Fourth quarter and full year 2014 net sales increased to $391.3 million and $1.2 billion, up 52% and 72% year over year, respectively. In addition, fourth quarter and full year 2014 non-GAAP adjusted EBITDA increased to $20.3 million and $43.7 million, compared to $17.8 million and $27.0 million, respectively, in the prior year. Fourth quarter and full year 2014 net income was $10.9 million and $14.9 million, compared to $12.8 million and $12.9 million, respectively, in the prior year.

54.                               In the wake of these results, defendant Cavens reiterated the Company’s expected ongoing profitability in 2015:

We closed out the year with significant growth across the business. We increased year-over-year net sales by 72% and drove strong profitability. Our goal is to build zulily into one of the most innovative and profitable consumer retail internet businesses of our time. We have set clear business priorities for 2015 that will create an even better experience for our customers while also leveraging the strong unit economics that we’ve been building in the business to continue to deliver surprise and delight to our customers each day.

55.                               True to defendant Cavens’ predictions, the Company reported strong financial results into 2015. First quarter 2015 net sales increased to $306.6 million, up 29% year over year, while first quarter 2015 gross profit increased to $92.2 million, up 45% year over year. Non-GAAP adjusted EBITDA for the first quarter 2015 increased to $4.4 million, up 66% year over year, and non-GAAP diluted net income per share for the first quarter 2015 was $0.01 compared to non-GAAP diluted net income per share of $0.00 for the first quarter 2014. Defendant Cavens celebrated:

We delivered strong first quarter results with revenue in line and adjusted EBITDA well exceeding our expectations. We made significant progress against our 2015 objectives to improve the daily experience, deliver the perfect order and expand gross margins. The percentage of orders placed on mobile platforms reached an all-time high in Q1, order to ship times decreased, and gross margins hit our long-term financial target of 30% less than two years after our IPO. We also launched our redesigned website last week, which is responsive in design and materially enhances the customer experience across all platforms. I’m proud of the team for delivering on strong growth while continuing to deliver an amazing customer experience, every day.

56.                               The most recent financial results, reported on August 5, 2015, continued to break year over year records. In particular, net sales increased to $297.6 million, up 4% year over year; gross profit increased to $92.5 million, up 14% year over year. Gross margin increased to 31.1%, up 270 basis points year over year. Defendant Cavens continued to emphasize the Company’s longevity in this announcement:

Our second quarter revenue came in at the high end of our prior guidance, with some upside on profitability. We continued to realize efficiencies from significant capital investments in supply chain operations made in 2014 and demonstrated discipline around our cost structure. We’ve made good progress on our marketing strategy and we’ve materially improved our site experience, merchandising selection and order execution to deliver an incredibly unique customer experience focused on surprise and delight, every day.

57.                               Two weeks later, on August 17, 2015, the Company announced the Proposed Transaction.

The Flawed Process Leading Up to the Proposed Transaction

58.                               In November 2014, “Strategic Party 1” contacted Vadon about the possibility of Strategic Party 1 acquiring approximately 10% to 20% of the Company through the purchase of shares of common stock of the Company. In January and March 2015, Strategic Party 1 reiterated its interest and indicated to Vadon that it would be interested in acquiring shares of common stock of the

Company directly from Vadon and Cavens. Vadon advised Strategic Party 1 that neither he nor Cavens were interested in selling shares to Strategic Party 1, ostensibly to avoid giving up control of the Company.

59.                               In early April 2015, Maffei, President and CEO of Liberty, contacted Vadon and inquired as to whether the Company might have any interest in discussing potential strategic opportunities involving the two companies, which Vadon confirmed. In connection therewith, Vadon contacted Goldman Sachs to assist him in preparing for the meeting with Maffei, notwithstanding Goldman Sachs’ significant past relationship with Liberty. Later that month, Vadon and Cavens met with Maffei and Michael George (“George”), a director of Liberty and President and CEO of Liberty’s subsidiary, QVC, and discussed certain potential strategic opportunities involving the Company and QVC, including a potential business combination.

60.                               On April 24, 2015, the Board met, during which Vadon and Cavens reviewed with the Board the conversations between the Company and Liberty. During the meeting, the Board authorized the Company to enter into a confidentiality agreement with Liberty.  The Board also established the Transaction Committee to assist the Board in pursuing a sale of the Company. The Board appointed Carlborg, Gupta, and Geschke to the Transaction Committee (with Carlborg serving as Chair thereof).

61.                               The Board delegated to the Transaction Committee limited authority to, among other things, identify, consider, evaluate, and make recommendations to the Board regarding proposals for a potential sale transaction involving the Company. Notably, the Transaction Committee was not given the absolute authority to approve or veto sale transactions or other alternatives. Further, notwithstanding the Transaction Committee’s purported authority to “approve the retention of investment bankers,” the Board (rather than the Transaction Committee) determined that it was “appropriate and advisable for the Transaction Committee to engage Goldman Sachs” as its financial advisor in connection with a potential sales transaction, despite Goldman Sachs’ significant conflict of interest.

62.                               From April 27, 2015 through May 15, 2015, representatives of Goldman Sachs contacted Strategic Parties 2 through 6 to gauge their interest in a potential sale transaction with the Company.

63.                               On May 1, 2015, representatives from Liberty met with members of Company management (including Vadon, Cavens, Spieth, and Twomey) and representatives of Goldman Sachs at the Company’s headquarters to discuss a potential strategic combination. Notably, each of Vadon, Cavens, Spieth, and Twomey has secured post-merger employment with the Company. The 14D-9 fails to disclose whether potential post-merger employment discussions took place at this meeting. At the conclusion of that meeting, Liberty requested that the

Company provide Liberty with financial projections, which the Company began to prepare.

64.                               Also on May 1, 2015, Strategic Party 1 contacted Vadon to further discuss Strategic Party 1’s continuing interest in acquiring shares of common stock of the Company from Vadon and Cavens, and Vadon again rebuffed Strategic Party 1 to prevent the diminution of control by Vadon and Cavens, and because Vadon and Cavens were already committed to doing a deal with Liberty at this point.

65.                               On May 10, 2015, the Transaction Committee met and the Company’s management presented to the Transaction Committee financial projections for fiscal years 2015 through 2020 (the “Initial Forecasts”) and discussed with the Transaction Committee the manner in which the Initial Forecasts were prepared and the material assumptions underlying the Initial Forecasts. The Transaction Committee then authorized the Company’s management to present the financial projections for fiscal years 2015 through 2017 to Liberty and other parties who might be interested in a strategic transaction with the Company, although only Liberty apparently received those projections.

66.                               On June 5, 2015, the Transaction Committee held a meeting, during which Goldman Sachs reported that Strategic Party 2 and Strategic Party 4 had determined not to proceed with a transaction involving the Company, Strategic

Party 6 had indicated that it would potentially be interested in a meeting sometime in July, and Strategic Party 3 had not yet determined next steps. The Transaction Committee also discussed whether representatives of Goldman Sachs should contact another strategic party about a possible transaction with the Company, but determined that it “would not be worthwhile” for the Company to contact that party.

67.                               On July 2, 2015, Vadon spoke with a representative of Strategic Party 1, which again advised Vadon that Strategic Party 1 remained interested in acquiring shares of common stock of the Company directly from Vadon and Cavens.

68.                               On July 3, 2015, Liberty provided the Company with a written nonbinding proposal to acquire all of the outstanding shares of the Company for a price per share of between $17.50 to $19.00, comprised of 50% cash and 50% QVCA stock.

69.                               Later that day, the Transaction Committee met and Vadon summarized Liberty’s proposal. Also during the meeting, the Transaction Committee considered contacting three other strategic parties about a possible transaction with the Company. The Transaction Committee and Company management, however, determined not to contact two of those parties. With respect to the third party, “Strategic Party 7,” the Transaction Committee and Company management determined that they would wait to contact such third party.

70.                               On July 8, 2015, the Board met and Vadon reviewed with the Board the Initial Forecasts and some sensitivity analysis with respect to such forecasts. According to the 14D-9, during the discussions of the financial forecasts, Vadon and Cavens noted that the Initial Forecasts were “aggressive.” Vadon and Cavens further discussed with the Board Liberty’s expressed interest in the management of the Company, including that Liberty indicated that it wanted Vadon to become a member of the board of directors of Liberty and wanted Cavens to continue on with the Company in a “senior role.” The 14D-9 fails to disclose when these employment overtures were made to Vadon and Cavens. Also during the meeting, the Board was informed that, in light of certain relationships between Rascoff and Maffei, Liberty, and its affiliates, Rascoff had determined to recuse himself from further Board discussions and deliberations regarding any strategic transaction with Liberty. Finally, the Board also determined that it would not contact Strategic Party 7 at this time.

71.                               On July 17, 2015, the Transaction Committee met and, after discussion, finally authorized management to contact Strategic Party 7 to gauge its interest in pursuing a possible transaction with the Company. Also at the meeting, in a blatant attempt to make a transaction with Liberty appear fair, Company management indicated to the Transaction Committee that they were preparing reduced financial projections (the “Reduced Forecasts”) to be presented to the Transaction Committee and the Board for their review and consideration. Later that day, Strategic Party 1 expressed its continued interest in acquiring shares of the Company directly from Vadon and Cavens.

72.                               From July 24, 2015 through July 26, 2015, representatives from the Company held preliminary discussions with Strategic Party 1 regarding a potential commercial relationship between the two parties. In connection with these discussions, Vadon and Cavens asked Strategic Party 1 whether it would be interested in acquiring the Company. Strategic Party 1 indicated that it would not be interested in acquiring 100% of the Company, but that it was considering the possibility of a transaction involving the purchase of some shares of the Company from Vadon and Cavens and some shares of the Company from the public stockholders, with Vadon and Cavens retaining voting control of the Company, and might be willing to offer $19.00 per share. Any discussions with Strategic Party 1, however, were mere window dressing, as the Controlling Stockholders were committed to selling the entire Company to their favored bidder, Liberty, because the Controlling Stockholders would receive substantial, unique benefits only from a transaction with Liberty.

73.                               On July 28, 2015, the Board met and Vadon reviewed with the Board (rather than the Transaction Committee) the Reduced Forecasts, and discussed with the Board the key differences between the Reduced Forecasts, which included adjustments that reflected a lower growth rate and EBITDA margin during fiscal years 2016 through 2020, and the Initial Forecasts.

74.                               In late July and early August 2015, Strategic Party 1 again reiterated to the Company the terms of a possible transaction previously discussed with Vadon and Cavens in July. Despite this repeated interest demonstrated by Strategic Party 1, Vadon and Cavens refused to seriously consider this potential transaction as an option because they did not want to lose control of the Company and give up lucrative post-merger positions with its favored bidder, Liberty.

75.                               On August 6, 2015, the Transaction Committee met, during which Company management noted that Liberty “might insist on entering into exclusive discussions with the Company.” The 14D-9 does not indicate when Liberty indicated this request for exclusivity to Company management. Following discussion, the Transaction Committee determined that it would support a transaction at the higher end of Liberty’s proposed price range.

76.                               On August 7, 2015, Liberty contacted representatives of Goldman Sachs to provide the high-level terms in which Liberty would be willing to acquire the Company, indicating: (i) a proposed purchase price valued at $18.25 per share;

(ii) that Liberty would require that employment agreements be entered into at the signing of the definitive agreement with certain key employees of the Company; (iii) Vadon and Cavens would need to agree to a voting or equivalent agreement as well as to resale restrictions with respect to QVCA stock received in the transaction; and (iv) that Vadon would join the board of directors of Liberty and Cavens would be expected to continue as the Company’s President and CEO after the closing. Liberty indicated its proposal would be conditioned on receiving a two-week exclusivity period to complete its due diligence and negotiate the acquisition agreement. During the discussion with representatives of Goldman Sachs, Maffei indicated that Liberty might have a little room to increase the proposed purchase price, but not by much. Following a discussion between Maffei and Vadon, Maffei indicated that Liberty would be willing to increase the proposed purchase price to $18.75 per share.

77.                               On August 8, 2015, the Transaction Committee held a meeting, during which the Transaction Committee authorized the Company to enter into an exclusivity agreement with Liberty.

78.                               On August 9, 2015, representatives of Goldman Sachs, acting at the direction of the Transaction Committee, advised Liberty that the Company would be willing to enter into an exclusivity agreement with Liberty at the $18.75 per share price. Representatives of Goldman Sachs then contacted Strategic Party 1 and informed Strategic Party 1 that the Company would be entering into a period of exclusivity, and that if Strategic Party 1 wanted to compete, it would need to propose an acquisition of the entire Company for a price in excess of $19.00 per share, notwithstanding the fact that Liberty’s proposal was $0.25 per share lower than that figure. Informing Strategic Party 1 that its proposal needed to be in excess of $19.00 per share misleadingly implied that the Company had an offer in hand of at least $19.00 per share and was done to ward off Strategic Party 1 prior to the Board’s approval of the Proposed Transaction with Liberty.

79.                               On August 14, 2015, the Company inexplicitly delivered the Reduced Forecasts to Liberty at the request of the Transaction Committee, thus justifying the inadequate Merger Consideration and foregoing any chance of obtaining an increase in Liberty’s proposal price.

80.                               On August 16, 2015, the Board met and Goldman Sachs rendered its opinion, which was based on the Reduced Forecasts, that the Merger Consideration was fair from a financial point of view to the Company’s minority stockholders. During the Board meeting, the Transaction Committee recommended that the Board approve the Proposed Transaction. The Board, with Rascoff recusing himself, then approved the Proposed Transaction and Merger Agreement. The parties executed the Merger Agreement later that day and, on September 1, 2015, Liberty and Merger Sub 1 commenced the Tender Offer.

The Board and Company Management are Conflicted

81.                               The Board is beholden to the Controlling Stockholders, who own 88.5% of the Company’s voting power. In addition, the Controlling Stockholders and Company management will receive lucrative benefits as a result of the Proposed Transaction that are not shared with the Company’s public stockholders.

82.                               In connection with the Proposed Transaction, Cavens entered into an employment agreement with Liberty that provides that Cavens will serve as CEO and Executive Vice President of the Company for an initial term of three years, with the term automatically renewing for additional 12-month periods unless terminated sooner, a base salary of $600,000, a target bonus of 60% of base salary, and an initial long-term incentive grants with a value of $930,000. Further, Vadon will join the Board of Directors of Liberty, a much larger company than Zulily, following the consummation of the Proposed Transaction.

83.                               Additionally, Spieth and Twomey entered into employment agreements with Liberty, pursuant to which they will serve as the Company’s Senior Vice President and Chief Operating Officer, and Senior Vice President and Chief Merchant, respectively, for an initial term of three years, with the term automatically renewing for additional 12-month periods unless terminated sooner. Spieth and Twomey will receive a base salary of $325,000 and $375,000, respectively, a target bonus of 50% of their base salary, and an initial long-term incentive grants with a value of $357,500 and $412,500, respectively.

84.                               Further, the Controlling Stockholders are receiving an additional benefit that motivated their decision to sell the Company to Liberty: liquidity. As a result of the Proposed Transaction, the Controlling Stockholders will be able to liquidate hundreds of millions of dollars’ worth of Company stock. In particular, Cavens owns 21,015,781 shares of Zulily Class A and Class B stock and will be entitled to over $394 million ($197 million of which is in cash) for his shares alone if the Proposed Transaction is completed. Vadon owns 34,567,895 shares of Zulily Class A and Class B stock and will be entitled to over $648 million ($324 million of which is in cash) for his shares alone if the Proposed Transaction is completed.

85.                               The following table indicates the consideration to be received by the Company’s officers and directors for their Company shares in connection with the Proposed Transaction:

Name	Number of Shares	Cash Consideration for Shares ($)	Number of QVCA Shares Received	Total Value of Shares ($)
Executive Officers
Mark Vadon	34,567,895	$324,074,042	10,709,133	$648,132,407
Darrell Cavens	21,015,781	$197,022,976	6,510,688	$394,036,395
Brian Swartz	—	—	—	—
Bob Spieth	3,000	$28,137	929	$56,249
Lori Twomey	372,969	$3,496,609	115,545	$6,993,000
Luke Friang	—	—	—	—
David Atchison	865,850	$8,117,354	268,240	$16,234,296

Directors
W. Eric Carlborg	—	—	—	—
John Geschke	—	—	—	—
Mike Gupta	—	—	—	—
Youngme Moon	—	—	—	—
Michael Potter	—	—	—	—
Spencer Rascoff	5,172	$48,496	1,602	$96,973

86.          Additionally, the Merger Agreement provides that all vested and unvested stock options and restricted stock units outstanding under the Company’s equity plans will be converted into the right to receive cash and/or stock in Liberty, based on a formula set forth in the Merger Agreement. This accelerated vesting will result in lucrative payouts to the Company’s directors and executives, especially the Controlling Stockholders.

87.          As such, the Controlling Stockholders and the Company’s directors and officers stand to receive significant benefits and thus have reason to support the Proposed Transaction, which is otherwise against the best interests of the Company’s stockholders.

Goldman Sachs is Conflicted

88.          Notably, despite the fact that the Transaction Committee was purportedly empowered “to approve the retention of investment bankers,” the Board, which is conflicted and controlled by the Controlling Stockholders, “considered it appropriate and advisable for the Transaction Committee to engage Goldman Sachs.” The Transaction Committee capitulated to the Board’s and the

Controlling Stockholders’ demands, notwithstanding Goldman Sachs’ significant ties and beholdeness to Liberty.

89.          Goldman Sachs has provided significant services to Liberty and its affiliates in the past. The following is a list of financial advisory services that Goldman Sachs has provided to Liberty and its affiliates in the past two years alone:

a.              joint bookrunner with respect to the refinancing of indebtedness of VTR GlobalCom Spa (which we refer to as VTR GlobalCom), and certain of its affiliates and the related public offering of 6.875% Senior Secured Notes due 2024 (aggregate principal amount $1,400,000,000) by VTR Finance B.V. in January 2014;

b.              joint bookrunner with respect to the public offering of 5.500% Senior Secured Notes due 2025 (aggregate principal amount $425,000,000), 5.500% Senior Secured Notes due 2025 (aggregate principal amount £430,000,000) and 6.250% Senior Secured Notes due 2029 (aggregate principal amount £225,000,000) by Virgin Media Secured Finance PLC (which we refer to as Virgin Media Secured Finance) in March 2014;

c.               financial advisor to Liberty Global plc (which we refer to as “Liberty Global”) in its acquisition of certain outstanding shares of VTR GlobalCom and VTR Wireless SpA in March 2014;

d.              sole bookrunner with respect to the public offering of 6.250% Senior Secured Notes due 2029 (aggregate principal amount £175,000,000) by Virgin Media Secured Finance in April 2014;

e.               financial advisor to Liberty Global in its acquisition of a minority stake in ITV plc;

f.                financial advisor to Liberty Global with respect to a redemption of certain Senior Secured Notes due 2019 and the public offering of its 6.375% Senior Secured Notes due 2024 (aggregate principal amount £300,000,000) and its 6.000% Senior Secured Notes due

2024 (aggregate principal amount $500,000,000) in September 2014;

g.               joint bookrunner with respect to the public offering of 4.000% Senior Secured Notes due 2025 (aggregate principal amount £1,000,000,000) and 5.000% Senior Secured Notes due 2025 (aggregate principal amount $550,000,000) by Unitymedia Hessen GmbH & Co. KG and Unitymedia NRW GmbH in December 2014;

h.              joint bookrunner with respect to the public offering of 3.45% Senior Notes due 2025 (aggregate principal amount $300,000,000) by Discovery Communications LLC in February 2015;

i.                  bookrunner with respect to the public offering of 5.25% Senior Secured Notes due 2026 (aggregate principal amount $500,000,000) and 4.875% Senior Secured Notes due 2027 (aggregate principal amount £525,000,000) by a subsidiary of Virgin Media Inc. in March 2015;

j.                 bookrunner with respect to the public offering of 5.250% Senior Secured Notes due 2026 (aggregate principal amount of $500,000,000) by a subsidiary of Virgin Media Inc. in April 2015;

k.              financial advisor to Telenet Group Holding NV (which we refer to as Telenet), in connection with its acquisition of BASE Company NV in April 2015; and

l.                  joint global coordinator in connection with a term loan (aggregate principal amount €800 million) made to Telenet in May 2015.

90.          In stark contrast, Goldman Sachs only has acted as lead left bookrunner to Zulily’s IPO of its Class A common stock in November 2013. Consequently, Goldman Sachs has far more loyalty to Liberty, which has consistently retained Goldman Sachs and provided substantial (undisclosed) compensation to Goldman Sachs.

91.          Further, in connection with the Proposed Transaction, Goldman Sachs is set to receive a transaction fee of approximately $26 million from Zulily, all of which is contingent upon the consummation of the Proposed Transaction. Thus, Goldman Sachs was incentivized to opine that the Merger Consideration was fair, both to ensure that it would receive its substantial transaction fee from the Company and to ensure that Liberty would continue to engage Goldman Sachs for future lucrative advisory services. As such, Goldman Sachs’ interests are more aligned with Liberty rather than Zulily and its public stockholders.

The Merger Consideration Is Unfair

92.          The Merger Consideration is entirely unfair as to price. At the time the Board approved the Proposed Transaction, the Merger Consideration was worth $18.75 per share based on Liberty’s August 14, 2015 closing price. Since that time, however, Liberty’s stock price has dropped and the Merger Consideration was worth as low as $17.56 per share on August 24, 2015, and worth $17.62 per share on September 1, 2015, a price reduction of $1.13 per share, or a 6% drop. There is no indication, moreover, that the Transaction Committee or Board requested that Goldman Sachs provide another opinion as to the fairness of the Merger Consideration.

93.          During the sales process, the Controlling Stockholders demanded that the Initial Forecasts be reduced downward with respect to growth rates and

EBITDA margins during fiscal years 2016 through 2020 so as to justify a deal with Liberty. Goldman Sachs knowingly and improperly relied upon the Reduced Forecasts, which were reduced downward by management in material respects, to perform its valuation analyses. Thus, Goldman Sachs’ analyses are inherently unreliable and the Board could not justifiably rely upon them to approve the Proposed Transaction.

94.          The Proposed Transaction undervalues Zulily. The Merger Consideration is about 75% under February 2014’s record high and significantly less than the $22.00 IPO price of November 2013.

95.          The Proposed Transaction comes on the heels of a recent research note by Oppenheimer emphasizing the Company’s near-term potential:

With a near-term focus on reducing shipping times and improving the consistency of inventory availability though new fulfillment centers, we believe ZU is well-positioned to benefit from the secular shift to online and mobile commerce.

96.          More specifically, given the overall strength of the Company and its poise for future success, Liberty will acquire Zulily at an unreasonably low price if the Proposed Transaction is permitted to close. Prior to the announcement of the Proposed Transaction, the Company reported highly positive financial results. On August 6, 2015, Zulily released its earnings results for the second quarter 2015, reporting strong quarterly earnings. The Company reported gross profits of $92.5 million, representing a 14% increase year-over-year. Additionally, Zulily reported that gross margins increased to 31.1%, representing an increase of 270 basis points year-over year.

97.                               The recent positive financial performance indicates the beginning of a recovery from the Company’s recent slump following the curiously timed resignation of its Chief Financial Officer, Stolzman, effective February 13, 2015. On February 11, 2015, Zulily reported adjusted fourth-quarter earnings of just 11 cents a share on revenue of $391.3 million — more than 20% below analysts’ forecasts of 14 cents a share on revenue of $406.5 million. The Company cited unexpectedly high customer churn for the low sales. The following day, Stolzman announced his resignation, effective only two days later. On this news, shares of Zulily fell $5.37 or 27% to close at $14.52 on February 12, 2015. Prior to this announcement, shares were trading above the Merger Consideration and thus, the most recent financial results were signs of ascension and recovery to that previous trading value.

98.                               The Merger Consideration is all the more inadequate in light of the significant synergies Liberty will receive by virtue of the Proposed Transaction. While Zulily will be run independently, Liberty believes it can realize about $10 billion in combined annual revenue and 230 million products shipped globally to 19 million customers in 85 countries with the addition of Zulily under the Liberty umbrella. In addition, the deal will help broaden the online presence and generational reach of QVC, the wholly-owned subsidiary and home shopping network run by Liberty. There is currently little overlap between Zulily and QVC customers: most Zulily shoppers are mothers aged between 25 and 45, while QVC’s audience is primarily in the 35 to 65 age group. With Zulily, therefore, QVC can target younger “millennial moms and the digital-only generation,” according to a Liberty statement.

The Merger Agreement Unfairly Deters Competitive Offers and is Unduly Beneficial to Liberty

99.                               The Proposed Transaction is also unfair because, as part of the Merger Agreement, defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

100.                        First, Section 5.3(b) of the Merger Agreement broadly provides that neither Zulily, nor any of its affiliates, may solicit or proactively seek a competing and better offer, nor can they provide information to, or engage in discussions with, any potential bidder for the Company. The Section states that the Company or any of its subsidiaries or affiliates shall not:

directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting or that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any non-public information regarding any of the Company or any Company Subsidiary to any Person in connection with or in response to an Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse or recommend any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal, (v) make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal, (vi) enter into any letter of intent or agreement in principle or any Contract with respect to any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.3(c).

101.                        Additionally, Section 5.3(c) requires that the Company keep Liberty informed of any competing proposals. Specifically, that Section obligates the Company to:

promptly (and in any event within thirty-six (36) hours) advise Parent of the receipt of any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal, proposal or offer, and the material terms and conditions thereof) that is made or submitted by any Person prior to the Acceptance Time...The Company shall keep Parent informed, on a reasonably current basis, of the status of, and any financial or other material changes in, any such Acquisition Proposal, proposal or offer, including furnishing copies of all offer letters, term sheets, written proposals or similar documents, in each case, offering or proposing to effect an Acquisition Proposal, and any draft agreements to effect the applicable Acquisition Proposal, proposal or offer exchanged between the Company and the other party making the Acquisition Proposal, proposal or offer.

102.                        In addition, Section 5.3(f) contains a “last look provision” that grants Liberty an unlimited ability to amend the terms of the Proposed Transaction in response to a competing bid, which in turn gives Liberty unfettered access to confidential, non-public information about competing proposals from third parties which Liberty can use to prepare a matching bid. Additionally, this Section requires that Zulily consider any revisions to the Proposed Transaction made by Liberty:

The Company Board [must] provide Parent four (4) Business Days’ prior written notice advising Parent it intends to effect an Adverse Recommendation Change which notice specifies, in reasonable detail, the reasons therefor (it being understood that the delivery of such notice shall not itself constitute an Adverse Recommendation Change), and (B) during such four (4) Business Day period, negotiated, and has caused its Representatives to negotiate, in good faith any written proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect an Adverse Recommendation Change and (C) after complying with clauses (A) and (B) of this Section 5.3(f)(i), at the end of such four (4) Business Day period, the Company Board has again reaffirmed the determination described in Section 5.3(e) in light of the revisions to the terms of this Agreement to which Parent has committed in a binding written document . . . provided, however, that if any revisions are made to an Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), the Company shall deliver a new Notice of Superior Proposal to Parent and shall again comply with the requirements of this Section 5.3(f)(ii) with respect to such new Notice of Superior Proposal, except that in such a situation, the Notice Period shall be two (2) Business Days (it being understood that if any subsequent material revisions are made to such Acquisition Proposal, the Company shall deliver a new Notice of Superior Proposal to Parent and shall again comply with the requirements of this Section 5.3(f)(ii) with respect to such new Notice of Superior Proposal, except that the Notice Period with respect thereto shall be two (2) Business Days).

103.                        Accordingly, no rival bidder is likely to emerge and act as a stalking horse in light of the potential risks associated with disseminating a rival bidder confidential information and the ability of Liberty to easily piggy-back upon the due diligence of the foreclosed second bidder.

104.                        Moreover, the revision and notice provision essentially ensures that no superior bidder will emerge, as any potential suitor will be unlikely to expend the time, cost, and effort to perform due diligence and make a superior proposal while knowing that Liberty will know of its bid and the details and terms thereof and can easily top it. As a result, the matching rights provision unreasonably favors Liberty, to the detriment of Zulily public stockholders. The Merger Agreement, moreover, does not contain a “go-shop” provision.

105.                        Compounding matters, Section 7.3 of the Merger Agreement requires the Company to pay a termination fee of $79,000,000 within two business days if the Proposed Transaction is terminated for various reasons, thereby essentially requiring that a competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

106.                        Finally, the Controlling Stockholders entered into the Tender Agreement, pursuant to which they have agreed to tender their shares in favor of the Proposed Transaction. As such, the Proposed Transaction, which was not conditioned on a majority-of-the-minority tender condition, is a fiat accompli. The Tender Agreement, moreover, requires that Vadon and Cavens tender at least 34.99% of their shares in favor of the Proposed Transaction if there is an “Adverse Recommendation Change,” as defined in the Merger Agreement. Thus, even if the Board recommends against the Proposed Transaction, 35% of the Company’s stock is irrevocably locked up in support of the Proposed Transaction, which acts as a substantial deterrent against other bidders that may be willing to submit a topping bid.

107.                        As such, the minimum tender condition set forth in Section 1.1.(b)(i) of the Merger Agreement will certainly be reached based on the whims of just defendants Vadon and Cavens.

108.                        Ultimately, these preclusive Merger Agreement provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The narrow circumstances under which the Board may respond to alternative proposals and the Company’s inability to terminate the Merger Agreement if it accepts a superior proposal fail to provide an effective “fiduciary out” under the Merger Agreement.

109.                        Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company’s stockholders will continue to suffer absent judicial intervention.

The Materially Incomplete and Misleading 14D-9

110.                        Defendants filed the 14D-9 with the SEC in connection with the Proposed Transaction. As discussed below and elsewhere herein, the 14D-9 omits material information that must be disclosed to Zulily’s stockholders to enable them to render an informed decision with respect to the Proposed Transaction.

111.                        For example, the 14D-9 fails to, but must, disclose the fees earned by Goldman Sachs for the past services rendered to each of Zulily and Liberty. This disclosure is particularly important given the fact that Goldman Sachs has rendered numerous, substantial services to Liberty in the past and ostensibly is beholden to Liberty.

112.                        The 14D-9 fails to provide stockholders with a valuation summary detailing the calculation of fully diluted shares, equity value (at the unaffected price and the offer), enterprise value (at the unaffected price and the offer), as well as pricing multiples if they were calculated. The disclosure of this information is particularly important given Liberty’s two-class capital structure (QVCA and QVCB) and the difference in debt assumptions for Zulily and QVCA.

113.                   The 14D-9 also fails to disclose material information regarding Goldman Sachs’ valuation analyses. The disclosure of this information is particularly important in this case in light of Goldman Sachs’ conflict of interest and reliance upon deflated projections provided by conflicted members of Company management.

114.                   With respect to Goldman Sachs’ Illustrative Discounted Cash Flow Analyses, the 14D-9 fails to: (a) identify, quantify, and source the WACC assumptions; (b) disclose the reason the discount rate for the pro forma combined company is so much lower than that for Zulily; (c) disclose the implied terminal pricing multiples corresponding to the assumed perpetuity growth rates, for both Zulily and the pro forma combined company; and (d) quantify the discount used for QVCB shares versus QVCA shares.

115.                   With respect to Goldman Sachs’ Company Selected Companies Analysis, the 14D-9 fails to disclose: (a) the objective selection criteria used by Goldman Sachs to select the chosen companies; (b) the company-by-company pricing multiples observed by Goldman Sachs; and (c) the financial metrics for the selected companies and Zulily, and especially growth, which was emphasized by Goldman Sachs. Further, the 14D-9 must explain Goldman Sachs’ selection of growth-adjusted EBITDA multiples, which appear notably low compared to both Zulily’s actual figures and to the peer group figures.

116.                        With respect to Goldman Sachs’ Illustrative Present Value of Future Share Price Analysis, the 14D-9 fails to identify, quantify, and source the cost-of-equity assumptions.

117.                        With respect to Goldman Sachs’ Selected Precedent Transactions Analysis, the 14D-9 fails to disclose: (a) the objective selection criteria used by Goldman Sachs to select the chosen transactions; and (b) the transaction-by-transaction enterprise values, pricing multiples, transaction premiums, and other financial metrics observed by Goldman Sachs. Further, the 14D-9 should disclose whether Goldman Sachs examined other multiples other than TV/EBITDA.

118.                        The 14D-9 also fails to disclose material information relating to the financial projections of Zulily and Liberty, which are material in light of the fact that Company management revised the Initial Forecasts downward. For example, with respect to the Company’s financial projections, the 14D-9 fails to disclose the Company’s stock-based compensation and net debt for fiscal years 2015 through 2020, as well as the fully diluted share count and all figures for stub period consisting of the second half of 2015.

119.                        With respect to Liberty’s financial projections, the 14D-9 fails to disclose Liberty’s unlevered free cash flows for fiscal years 2015 through 2019. The disclosure of this information is material in light of the fact that Zulily stockholders are set to receive a portion of the Merger Consideration in Liberty stock. Thus, the Company’s stockholders are entitled to be fully informed about Liberty’s prospects and financial condition.

120.                        With respect to the projections of synergies expected to be realized by the combined company, the 14D-9 fails to, but should, disclose the detailed cost savings estimates (not just revenue synergies), and each of the cases that were weighted, including unadjusted figures and probability factors used to adjust the raw synergy projections, as well as the bases for the probability factors.

121.                        The 14D-9 also fails to disclose material information regarding the process leading up to the Proposed Transaction. For example, the 14D-9 fails to disclose when representatives of Liberty first discussed the possibility of post-merger employment with any members of the Board or Company management.

122.                        The 14D-9 also fails to disclose when representatives of Liberty first discussed the possibility of entering into an exclusivity agreement with the Company.

123.                        The 14D-9 fails to disclose the vetting process that led Vadon to contact Goldman Sachs in early April 2015, and the reason the Board (as opposed to the Transaction Committee) determined to engage Goldman Sachs, notwithstanding the fact that the Transaction Committee purportedly was empowered to select its own advisors.

124.                        The 14D-9 indicates that, on May 10, 2015, the Transaction Committee reviewed the Initial Forecasts for fiscal years 2015 through 2020 and then “authorized the Company’s management to present the financial projections for fiscal years 2015 through 2017 to Liberty Interactive and other parties who might be interested in a strategic transaction with the Company.” The 14D-9 fails to disclose the reason the Transaction Committee authorized management to present the Company’s Initial Forecasts for only fiscal years 2015 through 2017 (rather than through 2020), and the reason those forecasts were only provided to Liberty and not the other parties that expressed an interest in a deal with the Company.

COUNT I

Breach of Fiduciary Duties
(Against All Individual Defendants)

125.                        Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

126.                        The Individual Defendants have violated their fiduciary duties of care, loyalty, and good faith owed to the public stockholders of Zulily.

127.                        By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Zulily.

128.                        As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to the stockholders of Zulily because, among other reasons, they failed to take reasonable steps to obtain and/or ensure that Zulily stockholders receive adequate and fair value for their shares.

129.                        The Individual Defendants dominate and control the business and corporate affairs of Zulily both through their positions within the Company and on the Board, and are in possession of private corporate information concerning Zulily’s assets, business, and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Zulily which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

130.                        Further, the Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public stockholders in the 14D-9. The Individual Defendants have an obligation to be complete and accurate in their disclosures. Because of defendants’ failure to provide full and fair disclosure, Plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby.

131.                        By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

132.                        As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Zulily assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

133.                        Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

134.                        Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II

Breach of Fiduciary Duties
(Against the Controlling Stockholders)

135.                        Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

136.                        As set forth herein, Vadon and Cavens are the Controlling Stockholders of Zulily by virtue of their holding approximately 88.5% of the voting power of the Company and, therefore, owed and owe fiduciary duties to the Company’s stockholders.

137.                        The Controlling Stockholders set out to sell the Company to their favored bidder, Liberty, in exchange for benefits in the form of continued employment and lucrative payments, which are not equally shared with the Company’s stockholders. The Controlling Stockholders, moreover, were motivated by the need and desire for liquidity of their shares, entitling them to hundreds of millions of dollars as a result of the Proposed Transaction.

138.                        The conflicts of interest suffered by the Controlling Stockholders and Board subjects the Proposed Transaction to entire fairness review. The Controlling Stockholders ensured that the Proposed Transaction was not subject to a majority-of-the-minority stockholder vote condition. Further, the Transaction Committee was illusory and lacked independence from the Controlling Stockholders, and was unable to truly seek out reasonable alternatives or maximize the value of Zulily’s shares. As such, the Proposed Transaction is unfair as to process.

139.                        As discussed herein, the Merger Consideration also was unfair. The Controlling Stockholders determined that the Transaction Committee should hire Goldman Sachs, which suffers from significant conflicts of interest. Further, the

Controlling Stockholders intimidated the members of the Transaction Committee and caused them to approve the downward-revised projections to make the Merger Consideration appear fair to Zulily’s minority stockholders.

140.                        Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury that the Controlling Stockholders’ actions threaten to inflict.

COUNT III

Aiding and Abetting Breaches of Fiduciary Duties

(Against Goldman Sachs, Zulily, Liberty, Merger Sub 1, and Merger Sub 2)

141.                        Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

142.                        Goldman Sachs, Zulily, Liberty, Merger Sub 1, and Merger Sub 2 have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants and Controlling Stockholders are in breach of their fiduciary duties to Zulily public stockholders, and have participated in such breaches of fiduciary duties.

143.                        Moreover, Goldman Sachs, Zulily, Liberty, Merger Sub 1, and Merger Sub 2 knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, they rendered substantial assistance in order to effectuate the

Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

144.                        As a result of the unlawful actions of Goldman Sachs, Zulily, Liberty, Merger Sub 1, and Merger Sub 2, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for Zulily’s assets and business. Unless their actions are enjoined by the Court, defendants Goldman Sachs, Zulily, Liberty, Merger Sub 1, and Merger Sub 2 will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

145.                        As a result of Goldman Sachs, Zulily, Liberty, Merger Sub 1, and Merger Sub 2’s conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair and reasonable price for their Zulily shares.

146.                        Plaintiff and other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against defendants as follows:

A.                                    Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

B.                                    Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain an agreement providing fair and reasonable terms and consideration to Plaintiff and the Class;

C.                                    Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.                                    Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E.                                     Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.                                      Granting such other and further equitable relief as this Court may deem just and proper.

Dated: September 21, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
OF COUNSEL:		Brian D. Long (#4347)
Gina M. Serra (#5387)
RYAN & MANISKAS, LLP		Jeremy J. Riley (#5791)
Richard A. Maniskas		2 Righter Parkway, Suite 120
995 Old Eagle School Road,		Wilmington, DE 19803
Suite 311		(302) 295-5310
Wayne, PA 19087
(484) 588-5516		Attorneys for Plaintiff